Exhibit 99.3

Your Vote Counts! G MEDICAL INNOVATIONS HOLDINGS LTD. 2023 Extraordinary General Meeting Vote by February 7, 2023 11:59pm Eastern Time G MEDICAL INNOVATIONS HOLDINGS LTD. 5 OPPENHEIMER STREET REHOVOT ISRAEL D95889-S61083 You invested in G MEDICAL INNOVATIONS HOLDINGS LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Extraordinary General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on February 9, 2023. Get informed before you vote View the Notice of Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting priorto January 26, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may(1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email,please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paperor email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Point your camera here and vote without entering a control number Vote Virtually at the Meeting* February 9, 2023 5:00 p.m. (Israel time) Virtually at: https://zoom.us/j/97393306747?pwd=QUdEUXdzYWpwYXZzZXphSWZkbGh3UT09 *Please check the meeting materials for any special requirements for meeting attendance. V1.1

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Board Recommends Voting Items 1. To approve the reduction in share capital of the Company. For For 2. To amend and restate the memorandum and articles of association of the Company. For 3. To confirm that resolutions 1 and 2 supersede any earlier resolutions. D95890-S61083 Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Sign up for E-delivery”. D95890-S61083